

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 9, 2010

Mr. Thomas M. Boehlert
Chief Financial Officer
Kinross Gold Corporation
25 York Street, 17 Floor,
Toronto, Ontario, Canada M5J 2V5

      Re: **Kinross Gold Corporation**
             Form 40-F for the Fiscal Year Ended December 31, 2009
             Filed March 31, 2010
             File No. 001-13382

Dear Mr. Boehlert:

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                Sincerely,

                H. Roger Schwall
                Assistant Director